Evolus, Inc.
520 Newport Center Dr., Suite 1200
Newport Beach, CA 92660

June 7, 2023

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Laura Crotty

Re:	Request for Effectiveness for Evolus, Inc. Registration Statement on Form S-3 (File No. 333-270370)
Dear Ms. Crotty:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Evolus, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on June 8, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Shelly Heyduk of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-7968.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk at the telephone number above.

Very truly yours,
Evolus, Inc.

By: /s/ David Moatazedi
Name: David Moatazedi
Title: President and CEO

cc:	Shelly Heyduk, O’Melveny & Myers LLP
Mark Peterson, O’Melveny & Myers LLP
Jeffrey Plumer, Evolus, Inc.